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                                           July 8, 2005

VIA EDGAR & HAND DELIVERY

Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303


         Re: NATIONAL PROPERTY INVESTORS III, CENTURY PROPERTIES FUND XIX AND DAVIDSON INCOME REAL ESTATE, L.P.
                  AMENDED SCHEDULE TO-T/13E-3S
                  FILED JUNE 7, 2005 BY AIMCO PROPERTIES LP, ET AL.


Dear Ms. Adams:

         On behalf of AIMCO Properties, L.P. ("AIMCO OP"), we are responding to comments 1 through 6 of the Staff's comment letter, dated June 16, 2005, regarding the Tender Offer Statements and Rule 13e-3 Transaction Statements on Schedule TO (the "Schedule TOs") referred to above. AIMCO OP previously responded to comment 7 in its response letter dated June 21, 2005, and filed amendments to the Schedule TOs for Century Properties Fund XV and Fox Strategic Housing Income Partners. AIMCO OP previously filed an amendment to the Schedule TO for Davidson Income Real Estate, L.P. ("DIRE") on July 7, 2005, and concurrently with the filing of this letter has filed an amendment to the Schedule TO for each of Century Properties Fund XIX ("CPF XIX") and National Property Investors III ("NPI III") that includes as an exhibit a Supplement to the Amended and Restated Offer to Purchase, reflecting additional disclosure in response to the Staff's comments set forth below. We have set forth below each of the Staff's comments and AIMCO OP's response to each comment.

Century Properties Fund XIX
Davidson Income Real Estate, L.P.
National Property Investors III

     1. We note the additional disclosure regarding the appraisals performed by CBRE in 2003. On page 39 of the CPF XIX offer that you list as a positive factor the fact that your "estimate of the gross property value for Misty Woods Apartments is approximately $23,093 higher than the sales price for the property in the purchase and sale contract dated May 19, 2005" (emphasis added). We note from page 13 of that offer that you subtract a prepayment penalty from the gross property value in calculating your determination of the value of a partnership unit. It is unclear whether it is appropriate to compare the gross property value


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Securities and Exchange Commission
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         to the sales price, because it is unclear whether the prepayment penalty would be charged if the property were sold. Please disclose whether the partnership would be required to pay a prepayment penalty on the mortgage of that property if it were sold in accord with the current sale contract. Also, with a view toward disclosure, tell us whether the prepayment penalty applies in all cases. In addition, please disclose whether any of the other itemized additions or subtractions from the net property value, as outlined on page 14, would differ if this property were sold under the current contract. Disclose the estimated transaction costs associated with the sale, to whom they are paid and how they are allocated among the properties to be sold. It is unclear whether your estimated value or the actual contract price would provide a higher valuation of the partnership.

         RESPONSE: Disclosure has been included in the Supplement for CPF XIX in response to all of the points raised in this comment. The Supplement clarifies that the contract sale price and the gross property value are directly comparable, and that a prepayment penalty is ordinarily payable in connection with any sale of the property. However, as indicated in the Supplement, under the terms of the mortgage for Misty Woods Apartments, a prepayment penalty would not be payable during the six-month period immediately prior to the maturity date, which is January 1, 2006.

     2. Provide similar information for the tender offer for units of National Property Investors III. We note the discussion on page 27 regarding the general partner's views of the value of the partnership as determined by you versus the actual sale price. This disclosure is unclear for two reasons. First, you state that the "net equity value distributable to limited partners would have resulted in a lower offer price," however, it is unclear how you have calculated the "net equity value distributable." For example, do you mean that, once the sales proceeds were distributed to unit holders, the partnership would be worth less? Do you mean that the net proceeds from the sale, after transaction costs, would be less than the starting point of your valuation, and therefore the limited partnership units would be valued less before any distribution resulting from the sale?

         Second, without additional information, it is unclear how the general partner reached this conclusion. Please revise the document to provide the basis for this statement. Disclose the expected transaction costs associated with this sale. We note that the property is being sold in a bundle with other properties. We also note the disclosure of additional information in a Form 8-K filed May 25, 2005. With a view toward disclosure, tell us how the transaction costs charged to this property are determined, who makes the determination, and to whom you will pay the transaction costs. For example, will the transaction costs be owed to your affiliates? We note that, absent a prepayment penalty and with all other expenses and additions (as indicated on page 13) remaining the same, the value per unit based on the disclosed sale price of Pinetree Apartments would be $208.49 per unit, which is approximately 17% higher than the current offer price.

         RESPONSE: The Supplement for NPI III includes the requested disclosure. In particular, the Supplement clarifies that the net equity value per unit is the amount that would be distributed to limited partners in a hypothetical liquidation and winding up of the partnership in which the properties are sold at the values indicated, except that no deduction is made for the transaction costs typically associated with a sale of the properties. If an amount were deducted for estimated


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Securities and Exchange Commission
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         transaction costs, the original calculation of net equity value per unit would have resulted in a lower number and, as a result, the offer price would have been lower. Accordingly, the general partner may conclude that the current offer price is fair, even though it is lower than the net equity value per unit that results when the contract sale price for Pinetree Apartments is used rather than AIMCO OP's determination of gross property value, because, among other things, the general partner believes that transaction costs would result in a distribution to limited partners that is lower than the offer price.

     3. You provide liquidation value as a means for comparison for unit holders. Tell us what consideration you have given to calculating liquidation value (see pages 20-21 of the NPI III offer) using the sale price of the property under contract for each partnership rather than, or in addition to, the value determined by the appraiser in 2003.

         RESPONSE: The Supplements for CPF XIX and NPI III indicate what the liquidation value would be if the sales price of the property under contract is used, instead of its appraised value.

     4. On page 40 you state that the general partner has determined that offer price is fair despite the higher appraised values, in part, because "the general partner believes that appraisals obtained by lenders in connection with refinancings, such as those prepared by CBRE, tend to overstate actual property values somewhat." Expand this disclosure to clarify the general partner's conclusion and the basis for its conclusion.

         RESPONSE: The Supplements for CPF XIX and DIRE include the requested disclosure. In addition, we are supplementally providing you with copies of articles that describe the conflicts that appraisers face in these situations and the pressure to overstate property values.

     5. We note from the partnership's Form 8-Ks dated May 19, 2005 and June 3, 2005 that it refinanced mortgages on the Greenspoint and Sandspoint properties owned by CPF XIX. The risk factor on page 11, the disclosure on page 43, and the disclosure on pages 61-62 do not appear to agree. Please revise or advise. Also tell us whether you or, to your knowledge, the lenders obtained appraisals for either of these properties in connection with the refinancing, and whether you know the value of any appraisal or have obtained or been offered a copy of any appraisal. Finally, please tell us whether the general partner received fees or other compensation in connection with the refinancings. We note the fees paid in connection with prior refinancings, which are disclosed on page 42 of this offer.

         RESPONSE: The Supplement for CPF XIX includes the requested disclosure, as well as information describing the appraisals obtained in connection with these refinancings. AIMCO OP supplementally advises the Staff that AIMCO OP received a copy of each appraisal subsequent to the filing of the amendments to the Schedule TOs on June 7, 2005. These appraisals have been filed as exhibits in an amendment to the Schedule TO for CPF
         XIX. The general partner did not receive any fees or other compensation in connection with the refinancings.


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Securities and Exchange Commission
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     6.  In addition, we note that the new mortgage on the Greenspoint property has a principal amount of $11 million, replacing the prior mortgage, which had an outstanding principal balance of $7,981,000. In the Form 8-K for Sandspoint, you report that a mortgage for $11 million replaces a mortgage with a principal amount outstanding of $8,859,000. Please revise your disclosure to reflect these changes. For example, it appears you should revise the disclosure to reflect the partnership's plans for the excess cash, if any, received in these refinancings. Also tell us whether the excess cash could be distributed to limited partners pursuant to the partnership agreement. In addition, we note that you subtract mortgage debt in calculating the net equity value per unit and the liquidation value per unit of the partnership, but the mortgage debt figure has not changed since you first filed this offer in February 2005. Please tell us whether the refinancings or any other factors materially change your assessment of the value of the partnership since the offer was filed.

         RESPONSE: The Supplement for CPF XIX includes the requested disclosure. AIMCO OP supplementally advises the Staff that a portion of the remaining loan proceeds could be distributed to limited partners pursuant to the partnership agreement. However, the partnership agreement also permits the general partner to use the proceeds for other purposes. In this case, the general partner has determined that it is in the best interests of the limited partners for the partnership to retain the cash for use in funding the proposed redevelopment of Sunrunner Apartments. As indicated in the Supplement, AIMCO OP has recalculated the net equity value per unit and the net liquidation value per unit to reflect events that have occurred since the offer was first filed on February 16, 2005. Neither the refinancings nor any other facts have caused AIMCO OP or the general partner to materially change its assessment of the value of the partnership.

         We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5527 or Jonathan Friedman at
(213) 687-5396 if you have any questions or comments regarding this letter or the revised Schedule TOs.


                                                              Very truly yours,

                                                              /s/ Jonathan Ko

                                                              Jonathan Ko


cc: Daniel L. Jablonsky, Esq. - Securities and Exchange Commission, Division of Enforcement
         Martha Long - Apartment Investment and Management Company
         Miles Cortez, Esq. - Apartment Investment and Management Company Joseph Coco, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP Jonathan Friedman, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP